11018758

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24193

FEB 28 2011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLFS Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

925 Euclid Ave., #645
(No. and Street)

Cleveland (City) Ohio (State) 44115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Kaval 216-781-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G Financial Services, Inc.
(Name – *if individual, state last, first, middle name*)

301 Springside Dr. (Address) Akron (City) Ohio (State) 44333 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James A. Kaval, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLFS Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA M. LEWIS
NOTARY PUBLIC-STATE OF OHIO
My Commission Expires
February 15, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLFS SECURITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

CLFS SECURITIES, INC.

TABLE OF CONTENTS

SS&G Financial Services
Certified Public Accountants & Advisers

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
CLFS Securities, Inc.

We have audited the accompanying statement of financial condition of CLFS Securities, Inc. as of December 31, 2010, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CLFS Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SS+G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2011

CLFS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2010
ASSETS		
Cash and cash equivalents	$	10,762
Investments		14,238
TOTAL ASSETS	$	25,000
STOCKHOLDER'S EQUITY		
STOCKHOLDER'S EQUITY		
Common stock – no par value		
Authorized – 500 shares		
Issued and outstanding – 154 shares	$	13,440
Additional paid-in capital		15,521
Accumulated deficit		(3,961)
TOTAL STOCKHOLDER'S EQUITY	$	25,000

See accompanying notes to financial statements.

CLFS SECURITIES, INC.

STATEMENT OF INCOME

	FOR THE YEAR ENDED DECEMBER 31, 2010
REVENUES	
Management and supervisory fees	$ 5,250
Unrealized gain on investments	2,238
TOTAL REVENUES	7,488
OPERATING EXPENSES	
Legal and accounting	3,075
Licenses and fees	865
Administrative fees	900
TOTAL OPERATING EXPENSES	4,840
OPERATING INCOME	2,648
OTHER INCOME	
Interest income	182
NET INCOME	$ 2,830

See accompanying notes to financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	FOR THE YEAR ENDED DECEMBER 31, 2010			
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at January 1, 2010	$ 13,440	$ 15,521	$ (6,791)	$ 22,170
Net income	-	-	2,830	2,830
Balance at December 31, 2010	$ 13,440	$ 15,521	$ (3,961)	$ 25,000

See accompanying notes to financial statements.

CLFS SECURITIES, INC.

STATEMENT OF CASH FLOWS

INCREASE (DECREASE) IN CASH

	FOR THE YEAR ENDED DECEMBER 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,830
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on investments	(2,238)
NET CASH PROVIDED BY OPERATING ACTIVITIES	592
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of stock investment	(108)
NET CASH USED BY INVESTING ACTIVITIES	(108)
NET INCREASE IN CASH	484
Cash and cash equivalents at beginning of year	10,278
Cash and cash equivalents at end of year	$ 10,762

See accompanying notes to financial statements.

NOTE A – Organization and nature of business

CLFS Securities, Inc. (the Company) was incorporated on July 1, 1975 in the state of Ohio for the purpose of underwriting securities.

NOTE B – Summary of significant accounting policies

Recent accounting pronouncement
In January 2010, the Financial Accounting Standards Board (FASB) issued guidance to improve the disclosures related to fair value measurements. The new guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements will be required for fair value measurements that fall in either Level 2 or Level 3. The new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to the gross presentation of purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The expanded disclosures will be included in the Company's financial statements effective December 31, 2010, except for the disclosures related to the gross Level 3 presentation, which will be included in the Company's financial statements effective December 31, 2011.

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Investments
The Company determines the appropriate classification of marketable securities at the time of purchase and re-evaluates such designation at each balance sheet date. Marketable securities have been classified as trading and are reported at fair value with unrealized appreciation or depreciation in fair value recognized in earnings.

NOTE B – Summary of significant accounting policies, continued

Income taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the stockholder of an S Corporation is taxed on his pro rata share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these statements. The Company pays local income taxes on its income at the corporate level.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2010, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Tax years that remain subject to examination are the years ended December 31, 2007 and thereafter.

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2010 and February 21, 2011, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C – Fair value measurements

The Company follows the provisions of Accounting Standards Codification 820, *Fair Value Measurements* (ASC 820). This standard defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

ASC 820 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities.
- Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
- Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial assets as of December 31, 2010 include trading investments. The Company determines the fair values of the trading securities using quoted market prices.

All of the Company's investments are Level 1.

NOTE D – Related party transactions

Administrative fees for the year ended December 31, 2010 consisted of $900 paid to an affiliate for management services.

NOTE E – Net capital requirements

As a member organization of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2010 was $5,000. At December 31, 2010, the Company's net capital was $22,769 and exceeded the minimum net capital requirement by $17,769. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.05 to 1.

Supplemental Information

CLFS SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2010

Total Stockholder's Equity from Statement of Financial Condition	$	25,000
Haircuts on securities pursuant to Rule 15c3-1		2,231
Net Capital		22,769
Net capital requirement (6 2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital	$	17,769
Total aggregate indebtedness	$	900
Percentage of aggregate indebtedness to net capital		5%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2010.

CLFS SECURITIES, INC.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report

SS&G Financial Services
Certified Public Accountants & Advisers

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Akron Office
301 Springside Drive
Akron, Ohio 44333
(330) 668-9696
fax (330) 668-2538
www.SSandG.com

To the Stockholder of
CLFS Securities, Inc.

In planning and performing our audit of the financial statements of CLFS Securities, Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS+G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2011

SS&G Financial Services
Certified Public Accountants & Advisers
www.SSandG.com